

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2014

George A. Makris, Jr.
Chairman and Chief Executive Officer
Simmons First National Corporation
501 Main Street
Pine Bluff, Arkansas 71601

> **Re:** **Simmons First National Corporation**
> **Registration Statement on Form S-4/A**
> **Filed September 11, 2014**
> **File No. 333-197708**

Dear Mr. Makris:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary

In the Mergers, both Community First Shareholders and Liberty Shareholders will receive shares of Simmons Common Stock and Cash…, page 13

1. Please refer to comment 9 in our letter dated August 25, 2014. Please include a recent price for Community First and Liberty common stock. Alternatively, provide the information to us in your response letter and explain why the information is inappropriate for disclosure here.

Interests of Community First's Directors and Executive Officers…, page 107

Interests of Liberty's Directors and Executive Officers…, page 140

2. Please refer to comment 10 in our letter dated August 25, 2014. Please expand the disclosure to provide quantification of the director fees and equity awards.

Unaudited Pro Forma Combined Condensed Consolidated Financial Statements

Notes to Pro Forma Combined Condensed Consolidated Financial Statements

Note 4. Pro Forma Adjustments

(6), page 46

3. Please revise the line item titled total pro forma purchase price to include the fair value amount of the options and restricted stock to be converted to SNFC stock for both Community First and Liberty to arrive at the amount of goodwill used in the pro forma financial information as presented in Note 12.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Chris Harley, Staff Accountant, at 202-551-3695 or Gus Rodriguez, Accounting Branch Chief, at 202-551-3752, if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3464 with any other questions.

Sincerely,
/s/ Jessica Livingston
for
Kate McHale
Senior Staff Attorney